UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   FEUCHT, KENNETH H
   C/O GEHL COMPANY
   143 WATER STREET
   WEST BEND, WI  53095
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   05/01/02
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   GEHL COMPANY
   GEHL
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   VICE PRESIDENT
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
COMMON STOCK                               |527                   |D               |                                               |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
OPTIONS (RIGHTS TO BUY) |(2) 12/18|12/18/07 |COMMON STOCK           |3,500    |$21.25    |D            |                           |
(1) GRANT DATE:  12/19/9|/00      |         |                       |         |          |             |                           |
7                       |         |         |                       |         |          |             |                           |
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OPTIONS (RIGHTS TO BUY) |(2) 12/17|12/17/08 |COMMON STOCK           |1,000    |$14.00    |D            |                           |
(1) GRANT DATE:  12/18/9|/01      |         |                       |         |          |             |                           |
8                       |         |         |                       |         |          |             |                           |
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OPTIONS (RIGHTS TO BUY) |(3)      |12/16/09 |COMMON STOCK           |1,500    |$17.75    |D            |                           |
(1) GRANT DATE:  12/17/9|         |         |                       |         |          |             |                           |
9                       |         |         |                       |         |          |             |                           |
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OPTIONS (RIGHTS TO BUY) |(3)      |12/14/10 |COMMON STOCK           |2,500    |$12.125   |D            |                           |
(1) GRANT DATE:  12/15/0|         |         |                       |         |          |             |                           |
0                       |         |         |                       |         |          |             |                           |
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OPTIONS (RIGHTS TO BUY) |(3)      |12/13/11 |COMMON STOCK           |3,500    |$14.90    |D            |                           |
(1) GRANT DATE:  12/14/0|         |         |                       |         |          |             |                           |
1                       |         |         |                       |         |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) These options were granted on the transaction date indicated above to the reporting person under the Gehl Company 1995 Stock Option Plan or the Gehl Company 2000 Equity Incentive
Plan.
(2) These options were subject to a three-year period following the date of grant during which such options vested and became exercisable on a cumulative basis with respect to one-third of the shares covered by the options each year. The date above reflects the date on which the options became fully
vested.
(3) These options are subject to a three-year period following the date of grant during which such options vest and become exercisable on a cumulative basis with respect to one-third of the shares covered by the options each year. The options are subject to immediate vesting following the occurrence of certain events.
SIGNATURE OF REPORTING PERSON
/s/Kenneth H. Feucht
DATE
5/3/02